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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Seminole Financial

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia (212) 294- 7898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Seminole Financial (the Partnership) for the year ended December 31, 2009 are true and correct. I further affirm that neither the Partnership, nor any partner, nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

Chief Financial Officer
Title

____
Notary Public

BATYA KAUFMAN
Notary Public, State of New York
No. 01KA6134114
Qualified in Queens County
Commission Expires September 26, 2013

SEMINOLE FINANCIAL

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Seminole Financial

We have audited the accompanying statement of financial condition of Seminole Financial (formerly BGC Securities) (the "Partnership") as of December 31, 2009. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seminole Financial at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2010

Seminole Financial

Statement of Financial Condition

December 31, 2009
(In Thousands)

Assets		
Cash and cash equivalents	$	8,062
Receivables from related broker/dealer		68
Fixed assets, net		146
Other assets		45
Total assets	$	8,321
Liabilities and Partners' Capital		
Accrued compensation	$	369
Payables to related parties		651
Other liabilities		28
Total liabilities		1,048
Partners' capital		7,273
Total liabilities and partners' capital	$	8,321

See notes to statement of financial condition.

1. General and Summary of Significant Accounting Policies

Seminole Financial (the "Partnership") is a general partnership organized under the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities Exchange Commission. The Partnership, formerly known as BGC Securities, changed its name on February 4, 2009 as part of a change of its operations. The Partnership is engaged in the inter-dealer brokerage of various fixed income securities. The Partnership is indirectly owned by BGC Partners, Inc. and Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor").

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciated. Depreciation is calculated over the estimated economic useful lives, generally 3 to 5 years, using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated economic useful life or the remaining lease term.

Equity Based Compensation

BGC provides awards to certain employees of the Partnership in the form of REUs in BGC. REUs entitle the employees to participate in quarterly distributions of BGC's income and to receive certain post-termination payments. REUs are accounted for under the Financial Accounting Standards Board ("FASB") guidance which requires that the Partnership record an expense for liability awards at fair value each reporting period and that the change in fair value of the liability of BGC be reflected as equity-based compensation expense.

Income Taxes

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is also subject to the Unincorporated Business Tax ("UBT") in the City of New York.

The Partnership applied the FASB guidance on *Accounting for Uncertainty in Income Taxes* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments as of December 31, 2009.

Recently Adopted Accounting Pronouncements

In May 2009, the FASB issued guidance on *Subsequent Events* which establishes general standards for the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This FASB guidance sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. 2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in the financial statements and 3) the disclosures that an

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

entity should make about events that occurred after the balance sheet date. This FASB guidance is effective for interim and annual financial periods ending after June 15, 2009. The adoption of this FASB guidance did not have a material effect on the Partnership's statement of financial condition. See Note 8, Subsequent Events, for the required disclosures.

2. Related Party Transactions

Administrative Services

Cantor provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services.

Additionally, Cantor provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, Cantor collects the principal transaction revenue and remits to the Partnership on a monthly basis.

Cantor also provides the Partnership with support for the utilization of fixed assets for which they charge the Partnership based on the cost of providing such services.

Receivables from Related Broker/Dealer

Amounts due from Cantor of $68 primarily relate to principal transaction revenue not yet remitted to the Partnership as of December 31, 2009, which is included in Receivables from related broker/dealer in the Statement of Financial Condition.

3. Fixed Assets

Fixed assets consisted of the following:

	December 31, 2009
Computer and communications equipment	$ 41
Leasehold improvements and other fixed assets	156
Total fixed assets	197
Less: accumulated depreciation	51
	$ 146

(In Thousands)

4. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the BGC Partners, Inc. Amended and Restated Long Term Incentive Plan (the "Plan") whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

5. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100 or requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Partnership had net capital of $6,921, which was $6,821 in excess of its required net capital.

6. Commitments, Contingencies and Guarantees

Operating Leases

The Partnership is obligated for minimum rental payments under a non-cancelable operating lease for office space, expiring in 2012.

The following table summarizes the minimum lease payment under this lease at December 31, 2009:

	2010	2011	2012	Total
Operating lease	$ 45	45	11	$ 101
Total contractual obligations	$ 45	45	11	$ 101

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief. The outcome of such items cannot be determined with certainty, therefore the Partnership cannot

6. Commitments, Contingencies and Guarantees (continued)

predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial position, operations or cash flows of the Partnership.

Legal reserves are established in accordance with the FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

7. Financial Instruments and off Balance Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

8. Subsequent Events

The Partnership has evaluated subsequent events through February 25, 2010, the date on which the statement of financial condition is being issued.

STATEMENT OF FINANCIAL CONDITION

Seminole Financial
As of December 31, 2009
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Seminole Financial
(SEC. ID No. 8-29616)

STATEMENT OF FINANCIAL CONDITION

Seminole Financial
As of December 31, 2009
with Report of Independent Registered Public Accounting Firm